SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                              Alfacell Corporation
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                        McCash Family Limited Partnership
                              c/o Michael J. McCash
                            N 3810 S. Grand Oak Drive
                             Iron Mountain, MI 49801
                                 (906) 776-4464
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 015404106                    13D                     Page 2 of 5 Pages


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     McCash Family Limited Partnership
     39-2038278
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     A Wisconsin limited partnership.
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               7    SOLE VOTING POWER

                    7,671,331 Shares (includes 5,149,769 shares subject to
                    Warrants which are currently exercisable or which will
                    become exercisable within 60 days of September 14,
                    2004).
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           7,671,331 Shares (includes 5,149,769 shares subject to
    WITH            Warrants which are currently exercisable or which will
                    become exercisable within 60 days of September 14,
                    2004).
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,671,331 Shares (includes 5,149,769 shares subject to
     Warrants which are currently exercisable or which will
     become exercisable within 60 days of September 14,
     2004).
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5


Item 1. Security and Issuer: This statement relates to the Common Stock of Alfacell Corporation, a corporation organized under the laws of the State of Delaware. The principal business address of the Issuer is:
            225 Belleville Avenue, Bloomfield, NJ 07003

Item 2.     Identity and Background

            (a) This statement is being filed by the McCash Family Limited Partnership. A limited partnership formed under the laws of the State of Wisconsin.

            (b) The principal address of the Reporting Entity is: N3810 S. Grand Oak Drive, Iron Mountain, MI 49801

            (c)   James O. McCash, Colleen A. Lowe, Corinne M. Champagne, Mary
                  M. Thompson, Michael J. McCash and David J. McCash are all the General and Limited Partners of the Reporting Entity (the "Partners"). Michael J. McCash is the Managing Partner of the Reporting Entity. All the Partners are citizens of the United States of America. The principal occupation or employment of Colleen A. Lowe is Nurse Practitioner with a principal address of University of Utah Hospital, Division of Urology, 50 N. Medical Drive, Salt Lake City, Utah, 84132. The principal occupation or employment of Mary M. Thompson is Warden with a principal address of State of Wisconsin Department of Corrections, 5140 County Highway M, Oregon, Wisconsin 53575. The principal occupation or employment of Michael J. McCash is Manager Estimating Group Industrial Controls Division with a principal address of MJ Electric Inc., 200 W. Frank Pipp Drive, Iron Mountain, Michigan 49801. The principal occupation or employment of David J. McCash is Financial Advisor with a principal address of Morgan Stanley, 220 E. Ludington, Iron Mountain, Michigan 49801. James O. McCash and Corinne M. Champagne are not employed.

            (d) During the last five years, none of the Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Partners was a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The McCash Family Limited Partnership is a limited partnership formed under the laws of the State of Wisconsin.

Item 3. Source and Amount of Funds or Other Considerations: The Common Stock and Warrants of the Issuer were contributed by the Partners in consideration for limited units and general units in the Reporting Entity.

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                                                                     Page 4 of 5


              The James O. McCash Trust (the "Trust") held three Convertible Notes that when due convert into Common Stock and Warrants of the Issuer. On September 14, 2004, a Convertible Note with a principal amount of $100,000 came due and converted into 320,157 shares of Common Stock and 420,157 shares subject to Warrants. The Warrants for 420,157 shares of Common Stock were gifted on September 14, 2004 by the Trust to the Reporting Entity and are included in the amounts reported in Items 7-11 of the cover page of this Statement.

Item 4. Purpose of Transaction: The Reporting Entity has acquired shares of Common Stock and Warrants to purchase Common Stock of the Issuer for investment purposes. The Reporting Entity reserves the right to sell shares of the Common Stock or to acquire additional shares of the Common Stock in an open market transaction or otherwise. As of the date hereof, the Reporting Entity does not have any specific plans or proposals for any strategic corporate transactions related to the Issuer.

Item 5      (a)   Interest in Securities of the Issuer: Interest in Securities
                  of the Issuer. Based upon information provided by the Issuer
                  34,668,042 shares of Common Stock were outstanding as of September 14, 2004. As of September 14, 2004, the Reporting
                  Entity beneficially owned an aggregate of 7,671,331 shares of Common Stock, or 19.3% of the outstanding shares of Common
                  Stock.

            (b) The Reporting Entity has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 7,671,331 shares of Common Stock beneficially owned by it. No Partner individually has the power to dispose or to direct the disposition of the shares of Common Stock owned by the Reporting Entity.

            (c) Except as described in Item 3 of this Statement, during the past sixty (60) days, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: Not applicable.

Item 7.     Material to be Filed as Exhibits: Not applicable.

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                                                                     Page 5 of 5


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2004

                                       MCCASH FAMILY LIMITED PARTNERSHIP


                                       By: /s/ Michael J. McCash
                                           ---------------------------------
                                           Signature

                                       Michael J. McCash
                                       Name

                                       Managing Partner
                                       Title